                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*
                                             ---


                                 SCANFORMS, INC.
       -------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   806011 30 0
                         -------------------------------
                                 (CUSIP Number)

                       WOLF, BLOCK, SCHORR AND SOLIS-COHEN
                         Twelfth Floor Packard Building
                             Philadelphia, PA 19102
                       Attention: Mark K. Kessler, Esquire
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 1996
                -------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
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(A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 3 Pages
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                                  SCHEDULE 13D
- --------------------------------------------------------------------------
CUSIP NO. 806011 30 0                                   Page 2 of 3 Pages
- --------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SEBASTIAN A. CARCIOPPOLO
- --------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                 (b) / /
- --------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK
- --------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)
      /  /
- --------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF
       SHARES                           550,620
     BENEFICIALLY    ------------------------------------------------------
      OWNED BY       8    SHARED VOTING POWER
        EACH                          1,006,268
     REPORTING       ------------------------------------------------------
       PERSON        9    SOLE DISPOSITIVE POWER
        WITH
                                        550,620
                     ------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                                      1,006,268
- ----------------------0----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        550,620
- ---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /X/
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.5%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
- ---------------------------------------------------------------------------
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                                 SCHEDULE 13D/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is amended in its entirety to add the following:

                  The Agreement and Plan of Merger dated February 15, 1996 between SCFM Corp. and Scanforms, Inc. has been amended and restated to clarify certain terms and correct certain provisions. The Amended and Restated
Agreement and Plan of Merger is attached hereto as Exhibit 3 and is incorporated by reference herein in its entirety.

Item 7.           Exhibits.                                            Page
                  ---------                                            ----
Exhibit 3         Amended and Restated Agreement and Plan of Merger
                  dated as of February 15, 1996, amended and restated
                  as of April 4, 1996, between SCFM Corp. and
                  Scanforms, Inc.                                       **


- -------------
** Filed electronically herewith.



                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Sebastian A. Carcioppolo
                                        ------------------------------------
                                        Sebastian A. Carcioppolo


Dated: April 10, 1996